UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a letter to the Limited Partners of Capital Product Partners L.P., dated June 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: June 21, 2010

Exhibit I

June 21, 2010

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS, L.P.

Enclosed is a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2010, at 11:30 a.m.

At this Annual Meeting (the “Meeting”), Limited Partners of the Company will consider and vote upon proposals:

1.	To elect one Class III Director to serve until the 2013 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director to serve until the 2013 Annual Meeting of Limited Partners (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of each of Proposal One and Proposal Two requires the affirmative vote of a plurality of the common units represented at the Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS, L.P.
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

June 21, 2010

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2010, at 11:30 a.m. for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III Director to serve until the 2013 Annual Meeting of Limited Partners (“Proposal One”);
2.	To elect a second Class III Director to serve until the 2013 Annual Meeting of Limited Partners (“Proposal Two”);
3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on June 18, 2010 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

              If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS
GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JULY 22, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board of Directors”) of Capital Product Partners, L.P., a Marshall Islands limited partnership (the “Company”), for use at the Annual Meeting of Limited Partners to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2010, at 11:30 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners of the Company entitled to vote at the Meeting on or about June 21, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 18, 2010 (the “Record Date”), the Company had outstanding 31,733,396 common units (the “Common Units”), 634,667 general partner units and no subordinated units.

Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit. Any Common Units owned by Capital Maritime & Trading Corp., an affiliate of our general partner, have the same rights as the Company’s other outstanding Common Units. As of May 31, 2010, Capital Maritime & Trading Corp. owns 36.35% of our Common Units.

One or more Limited Partners holding at least a majority of the total voting rights of the Company represented in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CPLP”.

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

ANNUAL REPORT AND OTHER MATERIALS FOR MEETING

Our Annual Report for the year ended December 31, 2009 and copies of the materials for our Annual General Meeting of Limited Partners are available on our website at www.capitalpplp.com. You may also request a copy of our annual report or of the materials free of charge by writing or calling us at the following address:

Capital Product Partners L.P., 3 Iassonos Str., Piraeus 18537, Greece.
Tel: (+30) 210 458 4950
Email: info@capitalpplp.com

PROPOSAL ONE

ELECTION OF CLASS III DIRECTOR

The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and four who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime & Trading Corp. and its affiliates. As provided in the Company’s Second Amended and Restated Agreement of Limited Partnership, directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Keith Forman , a Class III Director, for re-election as a director whose term would expire at the 2013 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for Class III director of the Company is set forth below:

Name	Age	Position
Keith Forman	52	Class III Director

Keith Forman joined our board of directors on April 3, 2007 and serves as Chairman of our conflicts committee and is a member of our audit committee.  Mr. Forman was, until recently, a Partner in and served as Chief Financial Officer of Crestwood Midstream Partners.  Crestwood Midstream is a private investment partnership focused on making equity investments in the midstream energy market.    From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In his position with GulfTerra, he was responsible for the financing activities of the partnership, including its commercial and investment banking relationships.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Robert P. Curt and Keith Forman. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an "audit committee financial expert" for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff and Robert P. Curt. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by The Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our limited partners.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime & Trading Corp. or its affiliates) present either in person or represented by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

ELECTION OF CLASS III DIRECTOR

The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and four who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime & Trading Corp. and its affiliates. As provided in the Company’s Second Amended and Restated Agreement of Limited Partnership, directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Evangelos G. Bairactaris, a Class III Director, for re-election as director whose term would expire at the 2013 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for a second Class III director of the Company is set forth below:

Name	Age	Position
Evangelos G. Bairactaris	38	Class III Director and Secretary

Evangelos G. Bairactaris joined our board of directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E.Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways Maritime S.A. and Anek Lines (listed on the Athens Stock Exchange), both Greek companies and two of the largest coastal passenger and cargo transportation services company operating in Greece and Italy. The law firm of G.E.Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime & Trading Corp. or its affiliates) present either in person or represented by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

            The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Annual General Meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.capitalpplp.com.

Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 has been retained to assist in soliciting proxies.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

June 21, 2010
Piraeus, Greece